EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

(Unaudited)

Six Months Ended June 30, 2003

Income before income taxes	$1,002.7

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	67.2

Portion of rents representative of interest factor	16.3

Less:
Gain on equity investments	(0.1)

Income as adjusted	$1,086.1

Fixed charges:

Interest on indebtedness and amortization of debt expense and discount or premium	$67.2

Portion of rents representative of interest factor	16.3

Capitalized interest	2.0

Total fixed charges	$85.5

Ratio of earnings to fixed charges	12.7